Skejul, Inc

_____

FINANCIAL STATEMENTS

For The Period Ending December 31, 2017
TOGETHER WITH
INDEPENDENT ACCOUNTANT REVIEW REPORT

TABLE OF CONTENTS

Description	Page
Independent Accountants' Review Report	1
Balance Sheet	3
Statement of Operations	4
Statement of Shareholders' Equity	5
Statements of Cash Flows	6
Notes to Accompanied Financial Statements	7-10

INDEPENDENT ACCOUNTANT REVIEW REPORT

To the Board of Skejul, Inc:

We have reviewed the accompanying statement of financial position of Skejul, Inc. as of December 31, 2017 and 2016, and the related statements of activities, functional expenses and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Organization management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America

Michael J Hadzipanajotis, CPA

MICHAEL J HADZIPANAJOTIS, CPA

Belmont, MA
July 5, 2018

Skejul, Inc
BALANCE SHEET
December 31, 2017

	December 31, 2017	December 31, 2016
ASSETS		
Current Assets		
Cash & Cash Equivalents	4,065	2,958
Loans To Officers	150,300	130,300
Prepaid Expenses	57,500	57,500
Total Current Assets	**211,865**	**190,758**
Property & Equipment		
Furniture & Fixtures	-	-
Accumulated Depreciation	-	-
Total Property & Equipment	**-**	**-**
Other Assets	-	-
Other Assets	**-**	**-**
TOTAL ASSETS	$ 211,865	$ 190,758
LIABILITIES & SHAREHOLDERS EQUITY		
Accounts Payable	22,500	22,000
Convertible Notes	263,700	399,200
Other Current Liabilities	-	-
Total Current Liabilities	**286,200**	**421,200**
Long Term Debt	**-**	**-**
TOTAL LIABILITIES	$ 286,200	$ 421,200
Shareholders' Equity		
Common Stock	-	-
SAFE Agreement	177,500	
Retained Earnings	(251,835)	(230,442)
Total Shareholders Equity	**(74,335)**	**(230,442)**
TOTAL LIABILITIES & SHAREHOLDERS EQUITY	$ 211,865	$ 190,758

Skejul, Inc
STATEMENT OF OPERATIONS
December 31, 2017

	2017		2016
Revenue			
Revenue	500		-
Total Revenue	$ 500	$	-
Cost of Goods Sold	-		-
Gross Profit	$ 500	$	-
Operating Expenses			
Advertising	867		4,098
Rent & Occupancy	-		6,000
Subcontractors	4,940		-
Development	-		55,398
Professional Services	2,085		7,324
Interest Expense	-		-
Travel & Entertainment	4,446		12,234
Software Licenses	1,753		4,462
Office Supplies	383		1,037
State & Franchise Taxes	235		784
Bank Fees	685		2,236
Website Hosting	6,499		2,164
Other Business Expenses	-		6,508
Total Operating Expenses	$ 21,892	$	102,245
Net Income Before Taxes	$ (21,392)	$	(102,245)

Skejul, Inc
STATEMENT OF SHAREHOLDERS'
EQUITY
December 31, 2017

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2016	$ (230,442)	$ -	$ (230,442)
Net Profit for the period ending December 31, 2017	-	(21,392)	(21,392)
Equity Contributions/ Adjustments	-	177,500	- 177,500
Balance, December 31, 2017	$ (230,442)	$ 156,108	$ (74,335)

Skejul, Inc
STATEMENT OF CASH FLOWS
For Year Ended December 31, 2017

	December 31, 2017	December 31, 2016
OPERATING ACTIVITIES		
Net Income	**(21,392)**	**(102,245)**
Adjustments Needed To Reconcile To Net Cash Provided By Operations:		
Prepaid Expenses	-	(20,000)
Other	-	-
Net Cash Provided By Operations	**(21,392)**	**(122,245)**
INVESTING ACTIVITIES		
Depreciation	-	-
Purchase of Fixed Assets	-	-
Net Cash Used By Investing Activities	**-**	**-**
FINANCING ACTIVITIES		
Loans to Officers	(20,000)	(46,300)
Loans Payable	(135,000)	171,500
Other Financing/ Distributions	177,500	-
Net Cash Provided By Financing	**22,499**	**125,200**
Net Cash Change For Period	**1,107**	**2,955**
Cash Beginning Of Period	**2,958**	**3**
Cash End Of Period	**4,065**	**2,958**

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

Skejul, Inc is a Delaware C Corporation headquartered in St. Louis, MO. Its primary business is software, data and data analytics around the process of scheduling. Skejul is an early-stage tech company and is currently developing the initial beta product for consumers.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis. As a result, the Company records revenue when earned and expenses when incurred.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property and Depreciation

Property and Equipment is stated at cost. Accounting principles generally accepted in the United States of America require that property and equipment be depreciated using the straight line method. Depreciation in these financial statements reflects accelerated depreciation methods used for the tax return. The effects of these departures from accounting principles generally accepted in the United States of America on financial position, results of operations, and cash flows have not been determined. Expenditures for normal repairs and maintenance are charged to operations as incurred.

The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is present when the sum of the undiscounted estimated future cash flows expected to result from use of the assets is less than carrying value. If impairment is present, the carrying value of the impaired asset is reduced to its fair value. As of December 31, 2017 and 2016, no impairment loss has been recognized for long-lived assets.

Income Taxes

The Company, as registered as a C Corporation, is responsible for its own local, state, and federal tax liabilities. As the Company has observed losses, no liability has been observed

NOTE 2 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents at year end consist of the following:

Checking and money market accounts:

	December 31, 2017	December 31, 2016
Cash	$ 4,065	$ 2,958
Total	$ 4,065	$ 2,958

NOTE 3 – CONCENTRATIONS OF CREDIT AND MARKET RISK

The Company maintains substantially all of their cash balances in deposit accounts that at times may exceed Federally insured limits. The Company has not experienced any losses in such accounts. The Company believes they are not exposed to any significant credit risk related to these deposit accounts.

Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2017, the organization had $0 of uninsured balances at these institutions.

NOTE 4 – FAIR VALUE MEASUREMENTS

Fair values of assets measured on a recurring basis at December 31, 2017 are as follows:

	FMV	Quoted Prices in Active markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash	$4,065	NONE	NONE	NONE

NOTE 5.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 5, 2018, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.